Exhibit 99.1
ERMENEGILDO ZEGNA GROUP TO REPORT
FIRST HALF 2024 FINANCIAL RESULTS ON SEPTEMBER 18, 2024

September 11, 2024 – MILAN—Ermenegildo Zegna N.V. (NYSE: ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced that it will report its financial results for the first half of 2024 on Wednesday, September 18, 2024, at 6:30 a.m. ET (12:30 p.m. CET).
A conference call will follow at 8:00 a.m. ET (2:00 p.m. CET) and will also be accessible through a live webcast. Please refer to the details below.

The related results press release and presentation will be available on the Investor Relations website within the “Financial Documents” section (ir.zegnagroup.com/financial-documents).

To participate in the call, please dial:

Italy: +39 06 9450 1060
United States: +1 646 787 9445
United Kingdom: +44 20 3936 2999

Access Code: 594212

Webcast link: https://events.q4inc.com/attendee/321182422

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.

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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
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